Exhibit 2
Office of the Comptroller of the currency
Washington, DC 20219
CERTIFICATE OF CORPORATE EXISTENCE
I, Joseph Otting, Comptroller of the currency, do hereby certify that:
1. The Comptroller of the currency, pursuant to Received statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.
2. “U.S. Bank National Association,” Cincinnati, Ohio (Charter No: 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business banking on the date this certificate.
IN TESTIMONY WHEREOF, today,
February 24, 2020, I have hereunto
Subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.
Comptroller of the currency

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